SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR NOV TRAFFIC UP 11% TO 10.4m CUSTOMERS

INCLUDES 300,000 LAUDAMOTION GUESTS

Ryanair, Europe's No.1 airline, today (4 Dec) released Nov traffic statistics as follows:

●        Traffic grew 11% to 10.4m with a 96% load factor
●        Ryanair traffic grew 8% to 10.1m customers (96% load factor)
●        Laudamotion traffic was 0.3m customers (93% load factor)

NOVEMBER	2017	2018	Growth
Ryanair	9.3m	10.1m	+8%
Laudamotion	-	0.3m	-
Total	9.3m	10.4m	+11%

Ryanair's Kenny Jacobs said:

"Ryanair's Nov traffic (which includes Laudamotion) grew by 11% to 10.4m customers, due to lower fares and the successful launch of our Winter schedules.

We operated over 56,000 scheduled flights in Nov with over 88% of flights arriving on time, as Ryanair continues to deliver the lowest fares, with the best punctuality of any major EU airline."

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 December, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary